Exhibit 99.4

FORM 52-109F1

CERTIFICATION OF INTERIM FILINGS

    I, J. Stephen Wilson, Chief Financial Officer of LiveReel Media Corporation., certify that:
1.

I have reviewed the quarterlyl filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings)  of LiveReel Media Corporation (the issuer) for the period ending December 31, 2007.

2.

Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the  filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim  filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

(a)
designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

(b)
designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

(c)
evaluated the effectiveness of the issuer’s disclosure controls and procedures as of the end of the period covered by the interim filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the interim filings based on such evaluation; and

5.
I have caused the issuer to disclose in the annual MD&A any change in the  issuer’s internal control over financial reporting that occurred during the issuer’s  most recent annual period that has materially affected, or is reasonably likely to  materially affect, the issuer’s internal control over financial reporting.

Date:  2/28/2008

Signature: /s/J. Stephen Wilson
J. Stephen Wilson
Chief Financial Officer